                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 6)*

                        American Industrial Properties REIT
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                                 (Name of Issuer)

                           Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    026791-10-3
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 January 24, 1996
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026791-10-3

Pursuant to Rule 13d-1(f)(1), this Amendment No. 6 to Schedule 13D Statement is filed jointly on behalf of the Richard M. Osborne Trust, Black Bear Realty, Ltd., an Ohio limited liability company (the "Fund"), Christopher L. Jarratt of Nashville, Tennessee, and Jarratt Associates, Inc., a Tennessee corporation.

Item 4.   Purpose of Transaction.

     Item 4 is amended and supplemented as follows:

     Reference is hereby made to that certain letter dated January 24, 1996, from Charles W. Wolcott, President and CEO of American Industrial Properties REIT, a Texas equity real estate investment trust ("American Industrial"), to Mr. Osborne, sole managing member of the Fund, attached hereto as Exhibit 7.12.

     Mr. Osborne intends to attempt to pursue further discussions with American Industrial. Such discussions may include, but not be limited to, Mr. Osborne proposing a merger, consolidation or other business combination involving American Industrial and other real estate investment trusts ("REIT"), including REITs in which Mr. Osborne or his affiliates are shareholders. Mr. Osborne has no present plans or proposals relating to such a transaction.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 7.11   --   Joint Filing Agreement

          Exhibit 7.12   --   Letter dated January 24, 1996, from Charles W.
                              Wolcott, President and CEO of American
                              Industrial, to Mr. Osborne

CUSIP No. 026791-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 26, 1996                 BLACK BEAR REALTY, LTD.



                                        By:  /s/ Richard M. Osborne
                                            -----------------------
                                             Richard M. Osborne
                                             Managing Member



                                        RICHARD M. OSBORNE TRUST



                                        /s/ Richard M. Osborne
                                        --------------------------
                                        Richard M. Osborne
                                        Trustee

CUSIP No. 026791-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 26, 1996                   /s/ Christopher L. Jarratt
                                          --------------------------
                                          Christopher L. Jarratt


                                          JARRATT ASSOCIATES, INC.


                                          /s/ Christopher L. Jarratt
                                          --------------------------
                                          Christopher L. Jarratt
                                          President

                                   Exhibit Index

     Exhibit 7.11   --   Joint Filing Agreement

     Exhibit 7.12   --   Letter dated January 24, 1996, from Charles W.
                         Wolcott, President and CEO of American Industrial,
                         to Mr. Osborne